CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Galiano Gold Inc.

We consent to the use of our report dated March 28, 2023 on the consolidated financial statements of Galiano Gold Inc. (the Company) which comprise the consolidated statement of financial position as of December 31, 2022, the related consolidated statements of operations and comprehensive income, changes in equity and cash flow the year then ended, and the related notes (collectively the consolidated financial statements) which is included in Exhibit 99.4 to the Company's current report on Form 6-K dated February 16, 2024 furnished to the United States Securities and Exchange Commission.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-268945) on Form F-10 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

February 16, 2024